December 26, 2019

VIA EDGAR CORRESPONDENCE

Dave Manion
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

Re:	SA Funds – Investment Trust (the “Registrant”)
SEC File Nos. 333-70423; 811-09195
Comments Pursuant to Review of the Registrant’s Form N-CSR filing for Fiscal Year Ended 6/30/19 (the “Filing”)

Dear Mr. Manion:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Filing, which was submitted via EDGAR to the Securities and Exchange Commission on September 4, 2019. The Staff’s comments were conveyed to the Registrant by telephone on November 18, 2019 and November 22, 2019.

Below are the Staff’s comments on the Filing and the Registrant’s responses thereto.

1.

Comment: In the Filing, the Growth of $10,000 Chart (the “Chart”) for each Fund shows the change in value of Investor Class Shares. Because the minimum investment for Investor Class Shares and Select Class Shares is $100,000 across all Funds, consider whether the Chart should be amended to represent the change in value of a shareholder purchasing Investor Class Shares and Select Class Shares.

Response: The Registrant notes that while investment in its Investor Class Shares and Select Class Shares generally require a minimum total investment of $100,000, aggregated across all of the SA Funds, there is no minimum initial or subsequent investment for any individual Fund. Accordingly, consistent with Item 27, Instruction 1(d) of Form N-1A, the Registrant believes that using a $10,000 initial investment in the Chart complies with Item 27 of Form N-1A and accurately reflects how shares of the Funds may be purchased.

2.

Comment: Please consider disclosing in the Fee Table of the SA International Small Company Fund that the Acquired Fund Fees and Expenses include fees paid to the DFA Portfolio and the underlying funds of the Portfolio.

Response: The Registrant acknowledges the Staff’s comments, and respectfully notes that Item 3, Instruction 3(f) of Form N-1A requires that if a Fund invests in shares of another fund, those expenses incurred indirectly by the Fund as a result of investment in shares of one or more funds be disclosed under Acquired Fund Fees and Expenses. The Registrant, in the Fee Table of the SA International Small Company Fund, discloses in the aggregate those fees and expenses of the DFA Portfolio and the underlying funds of the Portfolio under Acquired Fund Fees and Expenses, in a manner that it believes is consistent with the relevant instructions of Item 3 of Form N-1A.

In addition, the Registrant notes that it currently includes disclosure similar to that requested by the Staff in the Fund’s Principal Investment Risks – Fund of Funds Risk. The disclosure states “Duplication of expenses is a risk when a fund invests in other investment companies. When the DFA Portfolio invests in Underlying Funds, investors are subject to their proportionate share of the expenses of these Underlying Funds in addition to the expenses of the DFA Portfolio and the Fund. The cost of investing in the Fund, therefore, may be higher than the cost of investing in a mutual fund that invests directly in individual stocks and bonds.”

3.

Comment: Please consider disclosing in a footnote to the Fee Table of the Prospectus that the Management Fees of each Fund include advisory fees paid to BAM Advisor Services, LLC (“BAM”) and sub-advisory fees paid to Dimensional Fund Advisors LP (“DFA”).

Response: The Registrant acknowledges the Staff’s comments, and respectfully notes that Item 3, Instruction 3(a) of Form N-1A requires that Management Fees include investment advisory fees payable to the investment adviser. The Registrant pays to BAM the fees payable to DFA. BAM in turn pays sub-advisory fees to DFA. Accordingly, the Registrant believes that its current fee table disclosure is consistent with relevant instructions to Item 3 of Form N-1A.

In addition, the Registrant notes that it discloses in the Management Fees section of the Prospectus that the annual investment management fees include sub-advisory fees paid to DFA. This arrangement is disclosed in further detail in the Funds’ Statement of Additional Information, in the Section titled “Investment Advisory and Other Services – Investment Adviser and Sub-Adviser.” In that Section, the Registrant includes the advisory fees paid to BAM and the sub-advisory fees paid to DFA.

4.

Comment: Related to the Funds’ participation in securities lending, please confirm the following: 1) do the Funds have control of the collateral received for the securities on loan; 2) if the Funds don’t have control of the collateral, what controls does the Registrant have to address the risks associated with lending, including the risk of default of a counterparty or the failure of a counterparty to return a borrowed security; 3) in the event of a default, what additional measures must the Registrant take to recover the security on loan; and 4) if the Funds receive income from the investment of collateral are these amounts factored into the calculation of amounts earned from securities lending.

Response: The Registrant confirms the following: Cash collateral is invested in the State Street Navigator Securities Lending Government Money Market Fund. State Street Bank and Trust (“State Street”) is the securities lending agent. The Registrant does retain certain control of the securities on loan including the right to recall the security out on loan. The Registrant also retains the economic benefits associated with holding the loaned security including the receipt of dividend and interest payments. State Street does not assume any market or investment risk of loss with respect to the investment of cash collateral. Therefore, risks to the Registrant include counterparty risk, reinvestment risk and operational risks. Various control mechanisms may help mitigate these risks. These include State Street subjecting borrowers to minimum capitalization requirements and ongoing credit reviews, limits and monitoring and requiring collateral to be marked-to-market on a daily basis. The Registrant also confirms that the securities lending program is operating consistently with board approved securities lending procedures. If a borrower fails to return loaned securities in a timely manner, this counterparty risk is borne by State Street, which indemnifies the Registrant against losses resulting from this risk. Proceeds collected by State Street on investment of cash Collateral are allocated to the Fund and Street at an agreed upon fee split.

5.	Comment: Please confirm whether during the period of the Report any Fund recaptured any amounts waived or reimbursed pursuant to a fee waiver agreement.

Response: The Registrant confirms that no Fund recaptured any amounts waived or reimbursed during the period of the Report.

We trust the foregoing is responsive to your comments. Please contact me at (617) 662-1504 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Brian F. Link
Brian F. Link, Esq.

cc:	Salvatore Papa, Chief Compliance Officer, SA Funds – Investment Trust
Mark D. Perlow, Esq., Dechert LLP